March 2, 2007

To:	Mr. Michael Fay, Branch Chief

Division of Corporation Finance, Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Cc:	Mr. Jeffrey Sears, Division of Corporation Finance

Re:	International Textile Group, Inc. and Safety Components International, Inc. (File No. 000-23938) Response to February 16, 2007 Letter from Michael Fay

______________________________________________________________________________________

Dear Mr. Fay:

We have reviewed the follow-up comments contained in your letter dated February 16, 2007 regarding Form 10-K for the year ended December 31, 2005, Form 10-Q for the quarterly period ended September 30, 2006 and Form 8-K furnished October 26, 2006 for International Textile Group, Inc. (“ITG”) and Safety Components International, Inc. (“SCI”). This letter contains our responses to your follow-up comments including detailed explanations and additional information specifically requested or that we deem necessary for you to evaluate our responses. The responses are organized in reference to the numbered items from your February 16, 2007 letter.

We acknowledge that ITG is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and ITG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I will be glad to discuss any questions you may have and provide any additional information you may need. You may contact me at (336) 379-6286, or email me at gary.smith@itg-global.com. Thank you for your consideration of these matters.

Sincerely,

/s/ Gary L. Smith

Gary L. Smith

Executive Vice President and Chief Financial Officer

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Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 Business and Basis of Presentation

NxGen Partnership, page F-10

Q. 1.

We have reviewed your response to our prior comment number 2. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Per your response, it appears that you believe a separate earnings process relating to the initial license fee was culminated as a result of research and development of inflator technology which NxGen had developed, tested, and delivered to the major automotive supplier prior to December 31, 2005. In this regard, please tell us i) the nature of the technology which was delivered to the automotive supplier prior to December 31, 2005, Ii) the manner or form in which such technology was delivered (e.g. patented processes or prototypes, licensing rights, etc.) and iii) whether and/or why you believe the technology sold to the automotive supplier has functionality and/or marketability on a stand-alone basis. Your response should also specifically discuss a) whether the automobile supplier was able to purchase the technology without incurring future royalty fees and b) the product(s), rights. and/or service(s) that the automotive supplier would have received under such circumstance. Furthermore, please tell us what additional deliverable and/or benefit is being provided to the major automotive supplier in exchange for the royalty fees.

A.1.

i) Technology (intellectual property, “IP”) licensed from NxGen (per the license and consulting agreement, the “Agreement”) to the automotive supplier (or “automotive supplier”) includes the special design of airbag inflator products. In general terms, the patented IP covers the design and manufacture process of inflators whereby the unique result is an inflator for automotive or other airbag (occupant protection) systems, wherein the unique inflator delivers gas over an extended period of time (several seconds). Typical inflators deliver gas only for a period of milliseconds. The unique design offers special benefits for airbag systems including, but not limited to, protection in a rollover accident (longer duration event) and lower total system cost. In addition the IP includes design elements of airbag cushions. The patented design elements of airbag cushions relate directly to desirable performance of an airbag system including, but not limited to, the overall performance of such airbag system using the above-referenced inflator technology.

ii) The technology (IP) was delivered in the form of exclusive rights to use and / or re-sell the patented product, patent know-how and process IP. Prototypes and performance data were also delivered to the automotive supplier as part of the goal of the automotive supplier to advance the technology into a commercially viable product.

iii) The product has marketability on a stand-alone basis since there are at least 4 major companies in the US that manufacture airbag module systems; such companies would be interested in technologically-advanced components for airbag systems. Further proof of such marketability of the IP technology is supported by Article 2.1 “License Grant”, which provides the automotive supplier the right to sublicense the patents and patent know-how, further enhancing the ability to market the technology on a stand-alone basis.

iii)           a) The automotive supplier was able to purchase the patents and patent know-how without incurring royalties because the technology was intended to be transferred wholly and without restriction as contemplated in Article 2.1 and further in Article 3.7 “IRC §1235 Tax Treatment” which qualifies the transaction for favorable tax treatment because of the transfer without restriction of the IP technology from NxGen to the automotive supplier. Additionally, Article 3.2 “Royalty” addresses earned royalties from potential future product sales using the IP technology, separate from the license transfer fee in Article 3.1.a., “License Fee”, which is additional emphasis that the technology stands on its own as a tangible deliverable.

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iii)           b) The automotive supplier receives the right to sublicense the patents and patent know-how, presumably at a profitable margin in which royalty payments to NxGen are covered by the automotive supplier’s own sublicense royalty income. Additionally, the automotive supplier receives the technology, process IP and design and prototype products – exclusively – while the automotive supplier’s competitors do not have access to such items. This exclusive access prevents the automotive supplier’s competitors from introducing a new product that may make the automotive supplier’s existing products non-competitive or obsolete.

Final comment: No additional deliverable or benefit is being provided to the automotive supplier in exchange for the royalty fees. Only one other deliverable exists in the form of consulting services under Article 4.1. Further, no right of return (other than breach of contract) or other contingency exists which would return the IP technology’s rights back to NxGen. Additionally, in the event of a termination, “for any reason whatsoever” per Article 5.2.c., of the agreement, including Article 4.1 “Consulting Services”, results in no significant impact to NxGen or SCI; the automotive supplier “shall not be entitled to a refund of any sums paid to NxGen” per Article 5.2.c.

Q. 2.

Based upon your response to our prior comment number 2, it appears that you believe that the contract between NxGen Technologies, LLC and the major automotive supplier includes multiple deliverables. As such, please describe in detail how you have applied the guidance of EITF 00-21 to this contract. Please tell us I) each “separate unit of accounting” that has been identified pursuant to the guidance provided in paragraph 9 of EITF 00-21 and II) how revenue has been allocated between the separate units of accounting. Your response should specifically state i) whether NxGen applied the relative fair value method or residual value method and ii) how fair value was determined for each of the individual products and/or services to be delivered under the arrangement for such purpose. In this regard, we note that paragraph 16 of EITF 00-21 indicates that contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.

Furthermore, as part of your response, please tell us a) the amount of the fees governed by articles 3.1.b and 3.l.c this contract, b) whether the automotive supplier has a fully developed product which utilizes the technology sold by NxGen, c) whether NxGen is required to provide research and development to help the supplier meet the product test validation requirements specified in article 3.l.b of the contract as a result of the requirements of the contract or due to the proprietary nature of the technology sold to the automotive supplier, and d) whether the technology sold to the automotive supplier could be sold to another party on a standalone basis. We note that each of these factors are material factors in determining whether the initial license fee meets the criterion for separate revenue recognition apart from any other products, services, or rights NxGen is required to provide under t4e contract with the automotive supplier. Please refer to Example 6 of Exhibit 00-21B of EITF 00-21 for further guidance, as the contract between NxGen Technologies, LLC and the automotive supplier appears to be similar to the contract described in the example.

A.2.

I) SCI has concluded that two units of accounting exist under the Agreement in Article 3.1.a. and Article 4.1 of the license and consulting agreement between NxGen and the automotive supplier. The deliverable under Article 3.1.a. is the transfer of the patent, patent know-how and IP. The separate sections of Articles 3.1.b and 3.1.c. identify prepaid royalty amounts that could be earned based on the automotive supplier’s successful integration of the technology into its existing airbag system products. The automotive supplier has the research and development facilities, design and test facilities and airbag system manufacturing facilities to bring this technology to market. Since NxGen’s automotive supplier is in the business of manufacturing airbag module systems, among other technologies, the automotive supplier can fully develop the technology to the automotive supplier’s parameters without assistance [note that the automotive supplier also produces airbags for NASA for its Mars missions]. According to the automotive supplier’s website, it is “the largest and most diversified supplier of automotive parts.” The automotive supplier also advertises its engineering and research and development resources in the technology transfer licensing section of its website. NxGen has none of these facilities or capabilities. NxGen is not required to deliver the product test validation requirements or the first sale of an airbag system product. These future events

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are the responsibility of the automotive supplier (who has the resources) and is not contingent upon the involvement of NxGen.

II) SCI has identified two deliverables for NxGen under the Agreement: 1. the transfer of patents and patent know-how under Article 3.1.a. which was delivered in 2005 in exchange for receiving a license fee of $3,000,000 and, 2. consulting services under Article 4.1 at the rate of $300,000 per year for four years and which, in 2005, delivery commenced. Evidence of two deliverables exists between the license fees contained in Article 3.1.a. and NxGen’s continuing involvement as evidenced by a separate article of the Agreement in Article 4 “Consulting Agreement” which provides that NxGen “shall provide services in an effort to assist the automotive supplier with meeting the intent of the Statement of Work [in] Attachment B”, which includes design and development, concept validation and design validation. The automotive supplier’s desire to retain NxGen in a consulting role resulted from several factors at the time including: 1. the automotive supplier was in the midst of reorganizing and had internal focus on other research and development projects, 2. in order to expedite commercializing the patents and to gain a competitive advantage by bringing the new technology to market as quickly as possible, the knowledge and experience of NxGen was utilized and, 3. NxGen’s prior engineering experience included working on projects for the automotive supplier’s competitors. The existence of Article 4 as a stand-alone article separate from fees associated with Article 3 resulted from the proprietary nature of the technology which was transferred without any retention of rights and thereby sold to the automotive supplier and not due to the requirements of the licensing agreement including Article 3. In fact, Article 4.1 “Consulting Services” speaks to this with the following statement, “Moreover, during the initial course of such services, NxGen will promptly and fully disclose to [automotive supplier] all Patent Know-How in the possession of NxGen. NxGen agrees and hereby acknowledges that [automotive supplier] has the right to design, test, develop and market airbag systems at [automotive supplier]’s exclusive discretion, and that [automotive supplier] may terminate the Consulting term at any time on 12 months written notice to NxGen.” Additionally, the consulting agreement’s term is for 4 years, whereas the licensing agreement is for “until such time as the Agreement is terminated or until 10 years after the First Sale by the [automotive supplier] of an Air Bag System” per Article 2.1.

Revenue recognized under Article 3.1.a. of the Agreement was allocated under the residual method according to the guidance of EITF 00-21, paragraph 12 at the specified amount for the transfer of the patent, patent know-how and IP. This revenue of the delivered item was determined to be transferred at residual value because SCI has objective and reliable evidence of the fair value of the undelivered item, namely the fees contained in the consulting agreement described in Article 4.1 of the Agreement. This objective and reliable evidence of the fair value of consulting fees of approximately $150 per hour is supported by a similar hourly rate for a full-time equivalent of a qualified engineer as quoted by an engineering firm.

Based on the factors above, we believe our fact pattern is different than what is described in Example 6 of Exhibit 00-21b of EITF 00-21. Therefore, we conclude our accounting for the equity in earnings for the NxGen unconsolidated affiliate is correct.

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Form 8-K furnished October 26, 2006

Exhibit 99.1

Financial Statements for the Fiscal Year Ended October 2, 2005

Consolidated Balance Sheets, page F-60

Consolidated Statements of Cash Flows, page F-63

Q. 3.

We have reviewed your response to our prior comment number 8. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Since you have deemed that the amount of interest that had been accrued and converted to additional principal was not material for your notes redeemed in fiscal years 2004 and 2005, we are still unclear as to how you plan to allocate cash outflows between the operating and financing activities section of your cash flow statement when you redeem the $56.2 million in unsecured subordinated notes that were issued to WLR Recovery Fund II L.P. through September 30, 2006. In this regard, we do not believe it is appropriate to assume that any prepayments made against the notes would automatically be payments against the original principal. As such, please describe for in detail how you plan to allocate future payments against your subordinated PIK notes between operating and financing activities. If you believe scheduled payments and payments-in-advance should be treated differently for purposes of allocation, please explain why and discuss any literature that you have relied upon to reach your conclusion.

A.3.

While our unsecured subordinated notes do not specify how repayments are to be treated, future repayments on the notes will be allocated between “original principal” and “accrued interest”. As of the repayment date, the interest portion of the allocation will be based on the ratio of total accrued interest then outstanding to the sum of total principal plus accrued interest then outstanding. The allocated interest portion will be presented in operating cash flows and the allocated principal portion will be presented as a financing activity in future statements of cash flows. After the repayment of all then-outstanding unsecured subordinated notes in May 2005, the Company did not issue new unsecured subordinated notes until May, 2006, and these new notes do not contain schedules for repayments. In concept, we do not believe that scheduled payments, if any, would be treated differently than payments-in-advance for purposes of allocation. We agree with your earlier reference to SFAS No. 95 that states that payments to lenders that are in substance payments for interest should be classified as operating cash outflows of the period paid, and this presentation will be reflected in future filings when applicable.

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